COBHAM

RECEIVED

2007 MAY -8 A 11:22

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Cobham plc, Brook Road
Wimborne, Dorset, BH21 2BJ, UK
Tel: +44 (0)1202 882020 • Fax: +44 (0)1202 840523
www.cobham.com

Our ref: L/COB/88.2/20356

07023338

4th May 2007

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
100 F Street NE
Washington
DC 20549, USA

SUPPL

Dear Sirs

Securities Exchange Act 1934 Rule 12g3-2(b)
Issuer: Cobham plc
File no: 8234923

We enclose the following copy documents as required pursuant to the above-referenced rule:

1. Stock Exchange announcement dated 1 May 2007 relating to holding(s) in company.
2. Stock Exchange announcement dated 2 May 2007 relating to annual report etc.
3. Stock Exchange announcement dated 2 May 2007 relating to directorate change.
4. Stock Exchange announcement dated 2 May 2007 relating to contract extension.
5. Stock Exchange announcement dated 3 May 2007 relating to total voting rights.

If you have any questions or comments, please contact me at +44 (0)1202 857552.

Yours faithfully
for Cobham plc

J M Pope
Company Secretary/Solicitor

PROCESSED
MAY 15 2007
THOMSON
FINANCIAL

dlw 5/10

RECEIVED
2007 MAY -8 A 11:22
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Company	Cobham PLC
TIDM	COB
Headline	Holding(s) in Company
Released	14:22 01-May-07
Number	8764V

RNS Number:8764V
Cobham PLC
01 May 2007

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

(1). Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Cobham Plc

2. Reason for the notification (please tick the appropriate box or boxes)

An acquisition or disposal of voting rights: (X)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( )

3. Full name of person(s) subject to the notification obligation:

Lloyds TSB Group plc

4. Full name of shareholder(s) (if different from 3.):

5. Date of the transaction and date on which the threshold is crossed or reached if different):

27 April 2007

6. Date on which issuer notified:

30 April 2007

7. Threshold(s) that is/are crossed or reached:

Fell Below 7%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction	
	Number of shares	Number of voting Rights
B07KD36 ORD GBP0.025	79,781,238	79,781,238

Resulting situation after the triggering transaction

Class/type of shares If possible using the ISIN CODE	Number of shares	Number of voting rights		% of voting rights	
	Direct	Direct	Indirect	Direct	Indirect
B07KD36 ORD GBP0.025	78,978,972	78,978,972	207,623	6.968	0.018

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration Date	Exercise/Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
79,136,595	6.986

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

14. Contact name:

Philip Mason

15. Contact telephone number:

01444 418127

Annex Notification Of Major Interests In Shares (XVI)

A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities):

Lloyds TSB Group plc

Contact address (registered office for legal entities):

Henry Duncan House
120 George Street
Edinburgh
EH2 4LH

Phone number:

0131 225 4555

Other useful information (at least legal representative for legal persons):

B: Identity of the notifier, if applicable (xvii)

Full name:

Lloyds TSB Central Disclosure Unit

Contact address:

2nd Floor
31/33 Perrymount Road
Haywards Heath
West Sussex
RH16 3SP

Phone number:

01444 418127

Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation):

C: Additional information :

This information is provided by RNS
The company news service from the London Stock Exchange

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©2007 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

RECEIVED

2007 MAY -8 A 11:22

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Company	Cobham PLC
TIDM	COB
Headline	Annual Report and Accounts
Released	16:17 02-May-07
Number	9975V

RNS Number:9975V
Cobham PLC
02 May 2007

COBHAM PLC

Annual Report etc.

The following documents have been sent to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility. The documents are:-

- report and accounts in respect of 2006;
- shareholder circular incorporating chairman's letter, appendices and notice of annual general meeting; and
- proxy card.

This information is provided by RNS
The company news service from the London Stock Exchange

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London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2007 London Stock Exchange plc. All rights reserved

Company	Cobham PLC
TIDM	COB
Headline	Directorate Change
Released	16:21 02-May-07
Number	9984V

RNS Number:9984V
Cobham PLC
02 May 2007

COBHAM PLC

Directorate Change

Jeff Edington will retire from Cobham plc's board at the conclusion of the company's annual general meeting to be held on 6th June 2007.

This information is provided by RNS
The company news service from the London Stock Exchange

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©2007 London Stock Exchange plc. All rights reserved

Company	Cobham PLC
TIDM	COB
Headline	Contract Extension
Released	07:00 02-May-07
Number	9150V

RNS Number:9150V
Cobham PLC
02 May 2007

#207
2 May 2007

COBHAM SECURES £9M CONTRACT EXTENSION FOR CYPRUS OPERATION

Cobham plc ('Cobham') is pleased to announce that Cobham Flight Operations and Services joint venture, FB Heliservices (FBH), has secured a £9m contract extension to provide helicopters and support to British Forces Cyprus and the Sovereign Base Areas Administration. Following a successful first four years of operation, the UK Ministry of Defence has exercised options to extend the contract until 31 March 2010. The contract was originally won under competition in 2002.

Under the contract, FBH provides four highly modified COMR (Civil Owned Military Registered) Bell 412EP helicopters together with associated engineering and logistics support. The helicopters provide a wide range of services including Search and Rescue, Casualty/Medical Evacuation (CASEVAC/MEDIVAC), Fire Fighting and Passenger/Troop/Freight Carriage. The helicopters are also used to support overseas training exercises.

Allan Cook, Cobham's Chief Executive, commented:
"I am pleased that we have been able to extend our relationship with the UK MoD to operate and support four aircraft in Cyprus. FB Heliservices has secured more than £70m of orders this year, consolidating its position as a trusted, leading supplier in the helicopter provision and support services market."

ENQUIRIES

Cobham plc	
Allan Cook, Chief Executive	+44 (0)1202 882020
Warren Tucker, Group Financial Director	+44 (0)1202 882020
Julian Wais, Director of Investor Relations	+44 (0)1202 857998
Julian Hellebrand, Group Director of Communications	+44 (0)1202 857651
Weber Shandwick Financial	
Susan Ellis/Kirsty Raper	+44 (0)20 7067 0700

NOTES
Cobham plc is an international company engaged in the development, delivery and support of advanced aerospace and defence systems for land, sea and air platforms. The company has five technology divisions and one in the service sector that collectively specialise in the provision of components, subsystems and services that keep people safe, improve communications and enhance the performance of aerospace and defence platforms.

Cobham Flight Operations & Services operates more than 150 fixed and rotary wing aircraft around the world. It operates the largest civil maritime surveillance contract in the world, covering more than 37,000km of coastline, and trains all UK helicopter pilots for the Navy, Air Force and Army. The group provides modern battlespace air warfare training and essential flight inspection services for

civil and military airports in the UK, Europe and beyond. It also specialises in the conversion and support of a wide range of civil and military platforms including the Nimrod MRA2, R1 and Sentry E3-D fleets, and operates a fleet of aircraft providing passenger and freight services.

FB Heliservices (FBH) is a joint venture between Bristow and aerospace and defence specialist, Cobham plc. FBH provides all the helicopters for the Defence Helicopter Flying School and trains more than 220 aircrew each year for the RAF, Royal Navy and Army in the UK, Belize and Brunei. It also provides a search and rescue capability in Cyprus and search and rescue training at RAF Valley in North Wales.

This information is provided by RNS
The company news service from the London Stock Exchange

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London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2007 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Company	Cobham PLC
TIDM	COB
Headline	Total Voting Rights
Released	14:49 03-May-07
Number	0685W

RNS Number:0685W
Cobham PLC
03 May 2007

Cobham plc - total voting rights

In accordance with the Transparency Directive's provisions, the company advises that as at the date of this announcement it has:

Ordinary shares

- 1,133,950,300 ordinary shares of 2.5p nominal value each with voting rights admitted to trading. No ordinary shares are held in treasury. The total number of voting rights in respect of the ordinary shares is 1,133,950,300.

Preference shares

- 19,700 preference shares of £1 nominal value each with voting rights admitted to trading. No preference shares are held in treasury. The total number of voting rights in respect of the preference shares is 19,700.

The above figures may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine whether they are required to notify their interest in, or a change to their interest in, Cobham plc under the FSA's Disclosure and Transparency Rules.

This information is provided by RNS
The company news service from the London Stock Exchange

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London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2007 London Stock Exchange plc. All rights reserved

END